UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the three-month period ended March 31, 2011

Commission File Number 001-31894

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

San Pedro Garza García N.L. 66260 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐            No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of a Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited condensed consolidated financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiaries, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) and Alestra Telecomunicaciones Inalámbricas, S. de R.L. de C.V. (“Alestra Telecomunicaciones Inalámbricas”), as of and for the three months ended March 31, 2011.

Mexican Financial Reporting Standards (“Mexican FRS”) requires that financial information starting from January 1, 2008 be presented in nominal Mexican Pesos (“Pesos” or “Ps.”), unless otherwise noted for the convenience of the reader. Please note that some figures in this Form 6-K may not sum due to rounding.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its subsidiaries, Servicios Alestra and Alestra Telecomunicaciones Inalámbricas.

Cautionary Statement on Forward-Looking Statements

This report includes or incorporates forward-looking statements, which include statements with respect to our plans, strategies, beliefs and other statements that are not historical facts. These statements are based on our management’s assumptions and beliefs in light of the information currently available to them. These assumptions and beliefs include information concerning us as well as the Mexican economy and telecommunications industry.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	general economic conditions in Mexico and the United States, and any significant economic or political developments in those countries;

•	the competitive nature of providing long distance, data, internet and local services;

•	changes in our regulatory environment, particularly changes in the regulation of the telecommunications industry;

•	the risks associated with our ability to implement our strategy;

•	customer turnover;

•	technological innovations;

•	our need for substantial capital;

•	interest rate levels;

•	performance of financial markets and our ability to refinance our financial obligations when they become due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Peso/U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements as of March 31, 2011 and for the three-month periods ended March 31, 2011 and 2010 and the notes thereto contained elsewhere herein.

Three-month period ended March 31, 2011 compared to the three-month period ended March 31, 2010

Revenues

Total revenue during the three-month period ended March 31, 2011 was Ps. 1,161.1 million, a 4.0%, or Ps. 44.8 million, increase from the Ps. 1,116.3 million for the same period in 2010. This increase was primarily the result of an increase in our data, internet and local services revenues.

Data, Internet and Local Services. During the three-month period ended March 31, 2011, data, internet and local service revenues reached Ps. 914.7 million, a 9.5%, or Ps. 79.7 million, increase from Ps. 835.1 million for the same period in 2010. The increase in data, internet and local services revenues was primarily due to an increase in revenues from internet-related services, such as virtual private network (“VPN”) and managed services. Our data, internet and local services represented 78.8% of our total revenues during the three-month period ended March 31, 2011, compared to 74.8% during the same period in 2010.

Long Distance Services. Revenues from our long distance services for the three-month period ended March 31, 2011 decreased 12.4%, or Ps. 34.9 million, to Ps. 246.4 million from Ps. 281.3 million for the same period in 2010. The decrease in long distance revenues was primarily due to lower traffic. Total volume of minutes handled decreased 28.3%, to 334 million in the three-month period ended March 31, 2011 from 466 million minutes for the same period in 2010. The decrease in volume is primarily attributable to less international long distance traffic. As a percentage of total revenues, long distance services revenues represented 21.2% of our total revenues during the three-month period ended March 31, 2011, compared to 25.2% during the same period in 2010.

Cost of services (excluding depreciation)

Cost of services consists primarily of:

•	fees for leased lines, typically paid on a per-circuit per-month basis primarily to Teléfonos de México S.A.B. de C.V. (“Telmex”) and other last mile access providers;
•	interconnection costs including local access charges and resale expenses, paid on a per-minute basis primarily to Telmex; and
•	international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us.

Cost of services decreased 0.5%, or Ps. 1.7 million, to Ps. 372.1 million for the three-month period ended March 31, 2011 from Ps. 373.8 million for the three-month period ended March 31, 2010. The reduction in cost of services was primarily the result of a decrease in cost of long distance services.

Data, Internet and Local Services. Cost of data, internet and local services increased 16.0%, or Ps. 32.5 million, to Ps. 235.5 million for the three-month period ended March 31, 2011 from Ps. 203.0 million for the three-month period ended March 31, 2010. This was primarily due to an increase in revenues from internet-related services, such as VPN and Ethernet, and managed services.

Long Distance Services. Cost of long distance services decreased 20.0%, or Ps. 34.2 million, to Ps. 136.6 million for the three-month period ended March 31, 2011 from Ps. 170.8 million for the three-month period ended March 31, 2010. This decrease in cost of long distance services was primarily due to lower interconnection costs resulting from a decrease in the volume of domestic and international long distance traffic.

Gross profit

Gross profit is defined as revenues minus cost of services (excluding depreciation and amortization). Gross profit is a non-GAAP financial measure that is not defined under Mexican FRS.

We believe that gross profit can be useful in facilitating comparisons of operating performance between periods and with other companies. However, our computation of gross profit is not necessarily comparable to gross profit as reported by other companies because it excludes depreciation and amortization expenses. Though gross profit is a relevant measure of operating performance, it should not be considered as an alternative to operating income (determined in accordance with Mexican FRS, as an indication of our financial performance), or an indication of resources generated from operating activities (determined in accordance with Mexican FRS, as a measure of our liquidity), nor is it indicative of funds available to meet our cash needs.

Gross profit increased 6.3%, to Ps. 789.0 million for the three-month period ended March 31, 2011 from Ps. 742.5 million for the three-month period ended March 31, 2010. Our gross profit increased primarily due to the increase in data, internet and local services gross profit.

Data, Internet and Local Services. Our data, internet and local services gross profit increased 7.5%, or Ps. 47.2 million, to Ps. 679.2 million for the three-month period ended March 31, 2011 from Ps. 632.0 million for the three-month period ended March 31, 2010. This increase was primarily due to the 9.5% increase in data, internet and local services revenues.

Long Distance Services. Our long distance gross profit decreased 0.6%, or Ps. 0.7 million, to Ps. 109.8 million for the three-month period ended March 31, 2011 from Ps. 110.5 million for the three-month period ended March 31, 2010. This decrease was primarily due to the 12.4% decrease in both domestic and international long distance revenues.

Our gross margin, defined as gross profit as a percentage of total revenues, was 68.0% for the three-month period ended March 31, 2011 as compared to 66.5% for the same period in 2010.

Administration, selling and other operating expenses

Administration, selling and other operating expenses increased 1.3%, or Ps. 5.1 million, to Ps. 396.4 million for the three-month period ended March 31, 2011 from Ps. 391.3 million for the same period in 2010, primarily as a result of higher personnel expenses. For the three-month periods ended March 31, 2011 and 2010, administration, selling and other operating expenses represented 34.1% and 35.1% of total revenues, respectively.

Depreciation and amortization

Depreciation and amortization amounted to Ps. 211.8 million for the three-month period ended March 31, 2011, compared to Ps. 212.2 million for the same period in 2010.

Operating income

Operating income increased 30.0%, or Ps. 41.7 million, to Ps. 180.7 million in the three-month period ended March 31, 2011 from Ps. 139.0 million for the three-month period ended March 31, 2010. This increase was primarily due to a Ps. 46.5 million increase in gross profit.

Comprehensive financial result

During the three-month period ended March 31, 2011, our comprehensive financial result was Ps. 0.8 million compared to a Ps. 55.3 million gain for the same period in 2010. The following table sets forth our comprehensive financial results for the periods under review:

	Three-month period ended March 31,
	(in millions of nominal Pesos)
	2010	2011
Interest expense	(92.1)	(83.0)
Interest income	1.4	1.3
Exchange gain, net	145.6	87.2
Effect of derivative financial instruments	0.3	(4.7)

Comprehensive financial result, net	55.3	0.8

Our interest expense decreased by Ps. 9.1 million, to Ps. 83.0 million for the three-month period ended March 31, 2011 from Ps. 92.1 million for the same period in 2010. This decrease was driven by the appreciation of the Peso against the U.S. dollar during the last twelve months, since our total debt is U.S. dollar-denominated, coupled with a decrease in total debt outstanding at March 31, 2011 compared to 2010.

Interest income amounted to Ps. 1.3 million for the three-month period ended March 31, 2011, compared to Ps. 1.4 million for the same period in 2010.

Exchange gain for the three-month period ended March 31, 2011 was Ps. 87.2 million compared to an exchange gain of Ps. 145.6 million for the same period in 2010. We record a foreign exchange gain or loss with respect to U.S. dollar-denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceeded our U.S. dollar-denominated monetary assets during the three-month periods ended March 31, 2011 and 2010. We recorded a foreign exchange gain during the three-month period ended March 31, 2011 as a result of a 3.2% appreciation of the Peso against the U.S. dollar, while during the same period in 2010 the Peso appreciated 4.6% against the U.S. dollar.

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. In past years, we have considered alternatives to manage this risk, including the use of hedging instruments, in order to minimize the impact on our cash flow from the Peso to U.S. dollar exchange rate fluctuation. In October 2010, we entered into a currency hedge to minimize the effects of the Peso to U.S. dollar exchange rate fluctuation. We sought to hedge the interest payment of our senior notes due 2014 through two foreign exchange forward contracts. Each of these forward contracts was in an amount of U.S.$11.75 million at an exchange rate of Ps. 12.463 per U.S.$1.00 and Ps. 12.611 per U.S.$1.00 in February 2011 and August 2011, respectively. The effect of the forward contract that matured in February 2011 was negative, and for the three-month period ended March 31, 2011 amounted to Ps. 5.0 million. In addition, we have a U.S. dollar-denominated lease contract in which the dollar currency embedded in the host lease contract is considered an embedded derivative for accounting purposes. For the three-month period ended March 31, 2011, the effect of this embedded derivative was positive and amounted to Ps. 0.3 million. This contract is evaluated on a monthly basis.

Income and IETU

We and our subsidiaries, Servicios Alestra and Alestra Telecommunicaciones Inalambricas, are required to pay the greater of the income tax or the flat tax (Impuesto Empresarial a Tasa Única, or “IETU”), which are computed separately for each entity. We participate in the tax consolidation of Alfa, our holding company. For the three-month period ended March 31, 2011, we recorded an income tax provision using an income tax effective rate of 22%, compared to an income tax effective rate of -18% for the three-month period ended March 31, 2010.

For the three-month period ended March 31, 2011, our income tax is higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated income statements.

In accordance with the interpretation published by the Mexican Board of Research and Development of Financial Reporting Standards (“CINIF”) on December 21, 2007, with respect to the accounting effects of the IETU, and based on financial and tax projections, we have determined that we will continue to pay regular income tax in the foreseeable future. As a result, we did not record any deferred IETU taxes as of March 31, 2011.

Net Income

During the three-month period ended March 31, 2011, we recorded a net income of Ps. 130.9 million compared to a net income of Ps. 220.0 million during the same period in 2010, a decrease of Ps. 89.0 million, or 40.5%. Although our operating income increased in the three-month period ended March 31, 2011 when compared to the same period in 2010, the decrease in net income was primarily explained by an income tax expense of Ps. 37.4 million during the three-month period ended March 31, 2011, compared to an income tax benefit of Ps. 32.8 million during the same period in 2010, coupled with an exchange gain of Ps. 87.2 million during the three-month period ended March 31, 2011, compared to an exchange gain of Ps. 145.6 million during the same period in 2010.

Current Liquidity

As of March 31, 2011, December 31, 2010 and March 31, 2010, we had Ps. 351.9 million, Ps. 486.2 million and Ps. 261.8 million of unrestricted cash available, respectively. Our unrestricted cash balance decreased by Ps. 134.3 million, to Ps. 351.9 million as of March 31, 2011 from Ps. 486.2 million as of December 31, 2010. This decrease was primarily a result of debt prepayments in an amount of US$ 7.0 million.

Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by the U.S. and Mexican governments, major U.S. and Mexican banks, and corporations with high credit ratings. As of March 31, 2011, we had cash of Ps. 26.0 million and temporary investments of Ps. 325.9 million, of which Ps. 176.3 million were in Peso-denominated instruments and Ps. 149.6 million in U.S. dollar-denominated instruments. In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of March 31, 2011, December 31, 2010 and March 31, 2010, our ratio of current assets to current liabilities was 0.98x, 0.97x and 0.94x, respectively. Our ratio of current assets to current liabilities as of March 31, 2011 includes the corresponding amortization of our bank facility and our vendor facilities, which is described below.

	As of March 31, 2011	As of December 31, 2010	As of March 31, 2010
(in millions of nominal Pesos, excluding ratios)
Unrestricted cash balance	Ps. 351.9	Ps. 486.2	Ps. 261.8
Current ratios (times)	0.98x	0.97x	0.94x

On September 8, 2009, a trust was created by us, Telmex and BBVA Bancomer as a trustee to guarantee the payment of interconnection services. As of March 31, 2011, the trust balance was US$ 33.2 million, registered as cash and cash equivalents in our financial statements.

Net debt decreased US$ 33.4 million, to US$ 173.2 million as of March 31, 2011 from US$ 206.6 million as of March 31, 2010. The decrease in net debt is primarily explained by a US$ 17.7 million decrease of our total debt outstanding coupled with a US$ 13.9 million increase of our cash and cash equivalents when compared to the same period of 2010.

Capital expenditures during the three-month period ended March 31, 2011 amounted to Ps. 158.4 million, Ps. 21.6 million higher than the Ps. 136.8 million invested in the same period in 2010. Our capital expenditure program includes investments to expand our network, provide new services to customers and increase data center capacity, and also includes last mile and direct access to connect customers to our network. As of the date of this report, our capital expenditure program is proceeding according to schedule.

Indebtedness

As of March 31, 2011, December 31, 2010 and March 31, 2010, our total debt amounted to US$ 232.3 million, US$ 242.6 million and US$ 250.0 million, respectively. Total debt as of March 31, 2011 includes:

•	11.750% senior unsecured notes due 2014 in an amount of US$ 200.0 million;

•	a bank facility in an amount of US$ 10.0 million; and

•	vendor facilities in an aggregate amount of US$ 22.3 million.

As of March 31, 2011, we had outstanding US$ 200.0 million aggregate principal amount of our 11.750% senior notes due 2014, which pay interest semiannually in cash in arrears on February 11 and August 11, beginning on February 11, 2010. The principal amortization is payable at maturity on August 11, 2014.

On September 27, 2010, we signed a committed revolving facility and a term loan agreement with Comerica Bank for US$ 20 million and US$ 10 million, respectively. The committed revolving facility bears interest at a three-month adjusted LIBOR rate plus 3.50% payable on a quarterly basis and is effective until December 31, 2012. As of March 31, 2011 this revolving facility remained unused. The term loan bears interest at a three-month adjusted LIBOR rate plus 3.75% payable on a quarterly basis and the principal is payable in four equal installments in March 2012, June 2012, September 2012 and December 2012. These loan agreements contain customary covenants with which, as of March 31, 2011, we are in full compliance.

As of March 31, 2011, we had a vendor facility with an outstanding balance of US$ 13.7 million with Cisco Systems Capital Corporation (“Cisco”), which pays principal and interest on a monthly basis. Tranches with maturities in 2012 and 2013 have an outstanding balance of US$ 8.0 million and US$ 5.7 million, respectively.

As of March 31, 2011, we had a vendor facility with an outstanding balance of US$ 6.5 million with Hewlett-Packard Operations México S. de R.L. de C.V. (“HP”), which pays principal and interest on a monthly basis. Tranches with maturities in 2013 and 2014 have an outstanding balance of US$ 4.2 million and US$ 2.3 million, respectively.

As of March 31, 2011, we had a vendor facility with Huawei Technologies de México, S.A de C.V with an outstanding balance of US$ 2.0 million, which pays principal and interest on a quarterly basis and matures in December 2012.

Subsequent Events

On April 14, 2011, we entered into an Equity Purchase Agreement with AT&T Corp. (“AT&T”), AT&T Telecom Mexico Inc. (“AT&T Mexico”) and Alfa, S.A.B. de C.V. (“Alfa”), pursuant to which Alfa has agreed to acquire AT&T Mexico’s 49% equity interest in our company (the “Equity Purchase Agreement”). On April 14, 2011, we also entered into a nodes purchase agreement with AT&T, AT&T Mexico and Alfa, pursuant to which AT&T Mexico has agreed to purchase from us the telecommunications nodes and customer equipment (the “Nodes”) required for the provision of AT&T Global Services in Mexico (the “Nodes Purchase Agreement” and, together with the Equity Purchase Agreement, the “AT&T Transactions”).

Consummation of the AT&T Transactions is subject to customary conditions, including: (i) receipt of certain regulatory approvals; (ii) absence of any law or order prohibiting the closing of the transactions; (iii) subject to certain exceptions, the accuracy of representations and warranties; and (iv) payment of certain amounts due to AT&T and AT&T Mexico. The AT&T Transactions are expected to close in the second half of 2011.

Upon the consummation of the AT&T Transactions, (i) Alfa & AT&T Mexico will terminate the Amended and Restated Joint Venture Agreement, and (ii) we and AT&T Mexico will enter into an Equipment Lease Agreement pursuant to which we will lease from AT&T Mexico the Nodes required for the provision of AT&T Global Services in Mexico (the “Equipment Lease Agreement”) until December 31, 2012. The Equipment Lease Agreement is subject to early termination if AT&T Mexico acquires the necessary licenses and regulatory approvals to offer, directly and independently from us, AT&T Global Services within Mexico, prior to December 31, 2012.

Upon the termination of the Equipment Lease Agreement, we and AT&T Global Network Services Mexico S. de R.L. de C.V. (“AGNS Mexico”) will enter into several commercial agreements pursuant to which we will provide certain telecommunication services to AGNS Mexico. In addition, following the termination of the Equipment Lease Agreement, we and AT&T will terminate the AGN Agreement.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2011 and for the Three months ended March 31, 2010 and 2011

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	December 31, 2010		Unaudited March 31, 2011
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	864,431	Ps	749,041
Trade receivables, net of allowance for doubtful accounts of Ps 39,351 in December 31, 2010 and Ps 41,810 in March 31, 2011		493,030		596,107
Due from affiliates and other related parties		7,974		7,777
Other receivables		104,924		97,107
Prepaid expenses		41,213		71,215
Other current assets		28,397		10,421

Total current assets		1,539,969		1,531,668
NON CURRENT ASSETS:
Property and equipment, net (Note 3)		5,077,968		5,025,031
Deferred charges and other assets, net		276,189		262,524
Deferred income tax (Note 7)		198,853		203,003
Prepaid expenses, net		49,210		45,855

Total non current assets		5,602,220		5,536,413

Total assets	Ps	7,142,189	Ps	7,068,081

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B de C.V. and other carriers	Ps	496,646	Ps	509,882
Other suppliers		265,816		319,189
Bank loans, notes payable and capital leases (Note 4)		216,957		174,973
Due to affiliates and other related parties		9,790		18,547
Dividends payable		123,571		119,678
Interest payable		118,842		40,982
Other accounts payable and accrued expenses		354,670		376,459

Total current liabilities		1,586,292		1,559,710
LONG-TERM LIABILITIES:
11.750% Senior Notes due 2014 (Note 5)		2,471,420		2,393,560
Bank loans, notes payable and capital leases (Note 4)		309,937		211,790
Employee’s benefits		106,746		108,028

Total liabilities		4,474,395		4,273,088

STOCKHOLDERS’ EQUITY:
Contributed stock		1,394,971		1,394,971
Retained earnings		1,272,865		1,400,065

Total shareholders’ equity of Alestra		2,667,836		2,795,036

Non controlling interest		(42)		(43)

Total stockholders’ equity		2,667,794		2,794,993

CONTINGENCIES (Note 8)
Total liabilities and stockholders’ equity	Ps	7,142,189	Ps	7,068,081

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Three months ended March 31,
	2010		2011
REVENUES
Long distance services	Ps	281,290	Ps	246,374
Data, internet and local services		835,054		914,732

		1,116,344		1,161,106

OPERATING EXPENSES :
Cost of services (excluding depreciation and amortization):
Long distance services		(170,794)		(136,567)
Data, internet and local services		(203,043)		(235,537)

		(373,837)		(372,104)

Gross profit		742,507		789,002
Administration, selling and other operating expenses		(391,315)		(396,448)
Depreciation and amortization		(212,184)		(211,824)

Operating income		139,008		180,730

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(92,100)		(82,976)
Interest income		1,385		1,282
Exchange gain		145,641		87,199
Gain (loss) on derivative financial instruments		344		(4,715)

		55,270		790

OTHER EXPENSE, NET		(7,048)		(13,132)

Gain before the following provisions for income tax		187,230		168,388
Consolidated Income tax		32,753		(37,436)

Consolidated net income	Ps	219,983	Ps	130,952

Net loss attributable to non controlling interest		(1)		(1)

Net income attributable to total stockholders of Alestra	Ps	219,982	Ps	130,951

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

			Accumulated (deficit) income
	Capital stock		Restatement of Capital Stock	Effects of derivative financial instruments	Retained earnings	Stockholder equity of Alestra	Non controlling interest	Total Stockholders’ Equity
	Fixed	Variable
Balance at January 1, 2010	Ps 300	Ps 1,181,046	Ps 213,625	$—	Ps 918,749	Ps 2,313,720	Ps 1	Ps 2,313,721

Changes in 2010:
Net income					219,983	219,983	—	219,983
Other					5,948	5,948	—	5,948

Comprehensive income	—	—	—	—	225,931	225,931	—	225,931

Balance at March, 31, 2010	Ps 300	Ps1,181,046	Ps 213,625	Ps —	Ps 1,144,680	Ps 2,539,651	Ps 1	Ps 2,539,652

Balance at January 1, 2011	300	1,181,046	213,625	(829)	1,273,694	2,667,836	(42)	2,667,794

Changes in 2011:
Net income					130,952	130,952	(1)	130,951
Other					1,936	1,936	—	1,936
Effect of derivative financial instruments				(5,688)		(5,688)	—	(5,688)

Comprehensive income	—	—	—	(5,688)	132,888	127,200	(1)	127,199

Balance at March 31, 2011	Ps 300	Ps 1,181,046	Ps 213,625	(Ps 6,517)	Ps 1,406,582	Ps 2,795,036	(Ps 43)	Ps 2,794,993

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Three months ended March 31,
	2010		2011
Operation activities:
Income before income tax	Ps	187,230	Ps	168,388
Items relating to investing activities:
Depreciation and amortization		212,184		211,824
Cost related to seniority premiums and pension plans		4,793		4,183
Interest income		(1,385)		(1,282)
Derivative financial instruments		(344)		4,715
Gain on sale of equipment		557		462
Other, net		6,703		7,104
Items relating to financing activities:
Interest expense		92,100		82,976
Exchange gain		(145,641)		(87,199)

Subtotal		356,197		391,171
Increase in accounts receivable and other current assets		(104,084)		(85,086)
Increase in suppliers, accounts payable and other current liabilities		13,949		80,601
Income tax paid		(76,294)		(62,787)

Operating activities net cash flows		189,768		323,899

Investing activities:
Interest received		1,225		1,704
Acquisition of property and equipment		(112,914)		(141,484)
Acquisition of deferred charges and other assets		(7,584)		(7,536)

Investing activities		(119,273)		(147,316)

Excess in cash to be applied in financing activities net cash flows		70,495		176,583

Financing activities:
Proceeds from (payments of) bank loans, notes payable and capital leases		48,868		(124,515)
Interest paid		(166,860)		(155,249)
Payments relating to settlements of derivative financial instruments		—		(4,995)

Financing activities net cash flows		(117,992)		(284,759)

Net cash decreasing cash and cash equivalents		(47,497)		(108,176)

Effects by changes in the cash and cash equivalents value:
Adjustment to cash flow as a result of changes in exchange rates		(1,933)		(7,214)
Cash, cash equivalents at beginning of year		635,631		864,431

Cash and cash equivalents at period end	Ps	586,201	Ps	749,041

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (“Onexa”) (51%) and AT&T Telecom México, Inc. (“AT&T”) (49%).

Alestra’s business consists of the installation and operation of a public telecommunications network in Mexico, offering long distance telephone services and data, internet and local services.

In a general extraordinary meeting held on October 2, 2007, the stockholders approved the merger of Onexa into Alfa, S. A. B. de C. V., which became effective as of March 31, 2008. As a result of this merger, Alfa owns directly 51% of the shares of Alestra.

Alestra and its subsidiaries Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) and Alestra Telecomunicaciones Inalámbricas, S. de R. L. de C. V. (“ATI”) are collectively referred to as the “Company.”

Alestra does not have any direct employees and all services required are provided by Servicios Alestra.

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation and disclosures

The condensed consolidated financial statements of Alestra have been prepared in accordance with Mexican Financial Reporting Standard (“Mexican FRS”) B-9 “Financial Information at Interim Dates” as promulgated by the Mexican Financial Reporting Standards Board (“CINIF” by its spanish acronym).

The condensed consolidated financial statements are expressed in Mexican Pesos (functional and reporting currency) denoted by the symbol “Ps”. The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by Mexican FRS.

The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes as of December 31, 2010.

The condensed consolidated financial statements include those of Alestra and its subsidiaries, Servicios Alestra and ATI, of which Alestra holds 99% and 91% of their capital stock, respectively. All significant balances and transactions have been eliminated.

b.	Estimates

The preparation of financial statements in conformity with Mexican FRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates and assumptions include certain international long distance services revenues and expenses, the allowance for doubtful accounts, deferred income tax, provisions and employees benefits.

c.	Recognition of the effects of inflation

According with the provisions in the Mexican FRS “Inflation Effects” (Mexican FRS B-10), the Mexican economy is currently in a non-inflationary environment, since the accumulated inflation for the past three years does not exceed 26% (maximum limit to define that an economy shall be considered as non-inflationary). Therefore, from January 1, 2008 onwards, it is required to suspend the recognition of the effects of inflation on the financial information (disconnection of the inflationary accounting). Consequently, the financial statements as of March 31, 2010, December 31, 2010 and March 31, 2011 are stated in adjusted nominal Mexican pesos as they include information recognized up to December 31, 2007.

d.	New Financial Reporting Standards

During December 2010 and 2009, the CINIF issued a series of Mexican FRS, which became effective as of January 1, 2011.

Mexican FRS B-5 “Financial Information by Segments”. It establishes the general standards to disclose financial information by segments. Additionally, it allows the users of such information to analyze the entity from the same point of view as management does and requires management to present financial information by segment consistently with its financial statements. With this standard, Bulletin B-5 “Financial Information by Segment” was effective up to December 31, 2010. The Company is evaluating the impact of this new Mexican FRS.

Mexican FRS B-9 “Financial Information at Interim Dates”. It establishes the guidance for the determination and presentation of financial information at interim dates which, among other things, requires the presentation of the statement of changes in stockholders’ equity and of cash flows which were not required by former Bulletin B-9 “Financial Information at interim dates” (effective up to December 31, 2010). The Company has adopted the aforementioned dispositions and has presented the statements of changes in stockholder’s equity and of cash flows as requested by this standard.

Mexican FRS C-4 “Inventory”. Requires retrospective application and establishes the particular standards of valuation, presentation and disclosure for the initial and subsequent recognition of inventory. Additionally, it removes the direct cost method as an allowed valuation system and the inventory cost allocation formula denominated as Last In First Out (LIFO). With this standard, Bulletin C-4 “Inventory” remained effective up to December 31, 2010. This Mexican FRS is not considered to have a significant impact in the financial information presented by the Company.

Mexican FRS C-5 “Advanced payments”. Requires retrospective application and establishes, among other things, the particular standards of valuation, presentation and disclosure related to the advanced payments line item. It also establishes that advanced payments for the purchase of inventory, real estate, machinery and equipment should be presented in the advanced payments line item and not in inventory or property, machinery and equipment as previously required. Additionally it establishes that advanced payments related to the acquisition of goods should be presented in the balance sheet in attention to the intended item classification, either in current or non-current assets. With this standard, Bulletin C-5 “Advanced payments” remained effective up to December 31, 2010. The Company has adopted this Mexican FRS.

Mexican FRS C-6 “Property, plant and equipment”. Requires prospective application (except on disclosure aspects), and establishes, among other things, the particular standards of valuation, presentation and disclosure related to property, plant and equipment. It also establishes: a) that property, plant and equipment used to develop or maintain biological and extractive industries assets be under its scope, and b) the mandatory depreciation of representative components of property, plant and equipment, as opposed to depreciating the remaining asset as a single component. This Mexican FRS became effective as of January 1, 2011, with exception of the changes arising from the segregation of its components and which have a useful life clearly different to the main asset. In this case, and for entities which have not performed such segregation, the applicable disposition will become effective for periods beginning January 1, 2012. With this standard, Bulletin C-6 “Property, plant and equipment” remained effective up to December 31, 2010. This Mexican FRS is not considered to have a significant impact in the financial information presented by the Company.

Mexican FRS C-18 “Liabilities associated to assets retirement and environmental restoration”. Requires retrospective application and establishes, among other things, the particular standards for initial and subsequent recognition of a provision relative to liabilities associated to property, plant and equipment component retirements as well as the requirements to be considered for valuation of a liability associated to a component retirement and the disclosures that should be presented by an entity when it has a liability associated to a component retirement. This Mexican FRS is not considered to have a significant impact in the financial information presented by the Company.

e.	Reclassifications

Certain reclassifications of amounts previously reported have been made to the consolidated statement of cash flow for the period ended March 31, 2010 to maintain consistency and comparability between periods presented, as shown below:

	Originally reported		Reclassification		March 31, 2010
Operating activities net cash flows
Other, net	Ps	5,981	Ps	721	Ps	6,702
Gain on sale of equipment		43		514		557
Exchange gain		(144,406)		(1,235)		(145,641)
Increase in accounts receivable and other current assets		(180,378)		76,294		(104,084)
Income tax paid		—		(76,294)		(76,294)

Operating activities net cash flows	(Ps	318,760)	Ps	—	(Ps	318,760)

3. PROPERTY AND EQUIPMENT, NET

As of December 31, 2010 and March 31, 2011, property and equipment net, consists of the following:

	2010		2011
Buildings	Ps	224,817	Ps	235,888
Furniture, fixtures and other		233,114		229,178
Hardware equipment		354,437		348,054
Transportation equipment		33,044		32,042
Telephone network		10,243,017		10,321,862
Leasehold improvements		67,583		67,885
Billing and customer care software		562,253		562,253

		11,718,265		11,797,162
Accumulated depreciation and amortization		(7,101,556)		(7,265,405)

		4,616,709		4,531,757
Land		165,039		165,039
Constructions in progress		296,220		328,235

Total	Ps	5,077,968	Ps	5,025,031

Amortization of billing and customer care software charged to income amounted to Ps1,912 and Ps1,361 for the periods ended March 31, 2010 and 2011, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above, was Ps189,718 and Ps187,268 for the periods ended March 31, 2010 and 2011, respectively.

4. BANK LOANS, NOTES PAYABLE AND CAPITAL LEASES

As of December 31, 2010 and March 31, 2011, bank loans, notes payable and capital leases consist of the following:

	2010		2011
Bank loan obtained from Comerica Bank for an amount of US$10 million (1)	Ps	123,571	Ps	119,678
Promissory notes to Cisco Systems Capital Corporation for an amount of US$37.2 million (2)		238,243		164,463
Promissory notes to Hewlett Packard Operations de México, S. de R. L. de C. V., for an amount of US$18.8 million. (3)		136,282		78,218
Promissory notes to Huawei Tecnologies de México, S. A. de C. V. for an amount of US$3.5 million. (4)		28,798		24,404

		526,894		386,763
Current portion of bank loans, notes payable and capital leases		(216,957)		(174,973)

Long term debt	Ps	309,937	Ps	211,790

(1)	On September 27, 2010 the Company signed a new loan agreement with Comerica Bank (“Comerica”) for US$10 million bearing interest at 3-month adjusted LIBOR rate plus 3.75%. Interest are payable quarterly and principal is payable in four equal installments of US$2.5 million in March 31, 2012, June 30, 2012, September 30,2012 and December 31, 2012. This loan agreement contains various covenants with which, as of March 31, 2011, and the date of the issuance of the condensed financial statements, the Company is in full compliance.
(2)	The Company issued ten promissory notes for a total amount of US$37.2 million to acquire goods with its supplier Cisco Systems Capital Corporation. Each note has a maturity of 36 months at annual interest rates between 5.15% and 5.67%. The amount due as of March 31, 2011 was US$13.7 million.
(3)	From October 1, 2008 to March 31, 2010, the Company signed five promissory notes with Hewlett Packard Operations de México, S. de R. L. de C. V. (“HP”), for the acquisition of goods for a total amount of US$18.8 million. The payments will be made on a monthly basis in 48 installments and annual interest rates between 5.21% and 7.082%. As of March 31, 2011 the amount due was US$6.5 million.
(4)	On January 1, 2010, the Company signed a promissory note with Huawei Technologies de México S. A. de C. V. (“Huawei”), for the acquisition of goods for a total amount of US$3.5 million. The payments will be made quarterly at an annual interest rate of 5.50%. As of March 31, 2011, the amount outstanding was US$2.0 million.

5. SENIOR NOTES

On August 11, 2009 the Company performed a debt offering by issuing unsecured senior notes for a total amount of US$200 million. The senior notes bear interest at annual rate of 11.750% payable semi-annually in cash on February and August of each year with a maturity on August 11, 2014 (“11.750% Senior Notes”). The 11.750% Senior Notes principal will be paid at maturity and is presented as long-term in the balance sheet.

The proceeds obtained in the issuance of the 11.750% Senior Notes were used to refinance the Company’s 8% Senior Notes due June 2010 (“8% Senior Notes”).

On October 7, 2009, the Company filed a registration statement on Form F-4 in order to register its offer to exchange its outstanding 11.750% Senior Notes due 2014 with new notes that have been registered under the U.S. Securities Act of 1933, as amended. This registration statement became effective on January 6, 2010.

The costs and expenses, including the placing of premiums and discounts of this new issuance, which at December 31, 2009 amounted to Ps66,166 (US$5.1 million), will be amortized over the life of the 11.750% Senior Notes. The unamortized costs and expenses of the 8% Senior Notes due 2010, amounting to Ps19,229 at December 31, 2009, were charged to income for the year and are presented in the statement of operations as other income (expense).

The Company may redeem, at any time, the 11.750% Senior Notes, in whole but not in part, by paying the greater of 100% of the principal amount of such notes and the sum of the present value of each remaining scheduled payment of principal and interest discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the indenture for the 11.750% Senior Notes) plus 50 basis points, in each case plus accrued and unpaid interest. In addition, prior to or on August 11, 2012, the Company may redeem up to 35% of the original principal amount of the 11.750% Senior Notes with the net proceeds from certain equity offerings by the Company, at a price of 111.75% of the aggregate principal amount thereof, plus accrued and unpaid interest.

In the event of a change in the Company’s control structure, for example in the case of change of the interest ownership partners of the Company and with certain exceptions, the holders of the 11.750% Senior Notes are entitled to demand that the Company repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

The indenture for the 11.750% Senior Notes and other credit agreements contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of March 31, 2010, December 31, 2010 and March 31, 2011 the Company is in compliance with all required covenants.

6. EMPLOYEES’ BENEFITS

An analysis of the period net cost by plan type is presented as follows:

	Pension Plan March 31,				Seniority Premium March 31,				Indemnities March 31,				Other retirement benefits March 31,				Total March 31
	2010		2011		2010		2011		2010		2011		2010		2011		2010		2011
Net cost of the period:
Labor cost of the current service	Ps	571	Ps	462	Ps	42	Ps	45	Ps	818	Ps	849	Ps	6	Ps	23	Ps	1,437	Ps	1,379
Financial cost		1,742		1,247		38		36		882		753		19		71		2,681		2,107
Net actuarial earning or loss		38		—		35		29		—		—		—		61		73		90
Labor cost of past service		(165)		(160)		11		11		756		756		—		—		602		607

Total	Ps	2,186	Ps	1,549	Ps	126	Ps	121	Ps	2,456	Ps	2,358	Ps	25	Ps	155	Ps	4,793	Ps	4,183

7. INCOME TAX

The reconciliation between the statutory and effective income tax rates is shown below:

	Three months ended March 31,
	2010		2011
Income before income tax	Ps	187,230	Ps	168,387
Statutory tax rate		30%		30%

Income tax at statutory rate		(56,169)		(50,516)
Add (deduct) effect of income tax on:
Inflationary tax adjustment		(11,614)		(3,645)
Other permanent items:
Tax effect from indexing of non-deductible fixed assets		—		19,875
Others		406		(6,118)

Subtotal		(67,377)		(40,404)
Effect in the current income tax provision due to amortization of tax loss carryforwards reserved in prior years		100,130		2,968

Total provision of income tax charged to income	Ps	32,753	Ps	(37,436)

For the three months ended March 31, 2010, the company recognized its income tax provision using an income tax effective rate of -18% compared to an income tax effective rate of 22% for the three months ended March 31, 2011.

8. CONTINGENCIES

In August 2006, ABA Seguros, S. A. de C. V. (“ABA Seguros”) and 7 ELEVEN, Inc. (“7-Eleven”) filed a claim against Servicios Alestra in the amount of Ps 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa, S. A. de C. V. under the theory of subrogation of rights. Servicios Alestra filed a response with the support of ACE Seguros (insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. Although the outcome of the claim has not yet been decided, Servicios Alestra does not believe it would have a substantial effect on its financial results. In the Company’s opinion, although the outcomes of these proceedings are uncertain, these should not have a material adverse effect on its financial position, results of operations or cash flows.

The Company is involved in a dispute with Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding interconnection services rates applicable for 2008, 2009 and 2010 and had requested the intervention of Cofetel. As of the date of these condensed financial statements, management continues its negotiations with Telmex and it is expected that the Company may reach an agreement in the near future. In the Company’s opinion, although the outcomes of these proceedings are uncertain, they should not have a material adverse effect on its financial results in excess of the amounts accrued; however, as of the date of these condensed financial statements, the Company believes that it has recognized sufficient provisions to address such contingencies.

9. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company operates in two main segments: long distance (domestic and international) and data, internet and local services. These segments are managed separately due to product differences.

The Company’s management uses the information regarding income and costs of services (excluding depreciation and amortization) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration, selling and other operating expenses and depreciation and amortization per segment.

Three months ended	Long distance		Data, Internet and Local services		Total
March 31, 2010
Revenues	Ps	281,290	Ps	835,054	Ps	1,116,344
Costs of services (excluding depreciation and amortization)		(170,794)		(203,043)		(373,837)

Gross profit	Ps	110,496	Ps	632,011		742,507

Operating expenses (including depreciation and amortization)						(603,499)

Operating income						139,008
Comprehensive financial result						55,270
Other expense, net						(7,048)

Income before income tax						187,230
Income tax						32,753

Consolidated net income						219,983
Net (loss) attributable to non controlling interest						(1)

Net income attributable to total stockholders of Alestra					Ps	219,982

Three months ended	Long distance		Data, Internet and Local services		Total
March 31, 2011
Revenues	Ps	246,374	Ps	914,732	Ps	1,161,106
Costs of services (excluding depreciation and amortization)		(136,567)		(235,537)		(372,104)

Gross profit	Ps	109,807	Ps	679,195		789,002

Operating expenses (including depreciation and amortization)						(608,272)

Operating income						180,730
Comprehensive financial result						790
Other expense, net						(13,132)

Income before income tax						168,388
Income tax						(37,436)

Consolidated net income						130,952
Net (loss) attributable to non controlling interest						(1)

Net income attributable to total stockholders of Alestra					Ps	130,951

10. SUBSEQUENT EVENT

On April 14, 2011, the Company entered into an equity purchase agreement with AT&T, AT&T Mexico and Alfa, pursuant to which Alfa has agreed to acquire AT&T Mexico’s 49% equity interest in the company (the “Equity Purchase Agreement”). On April 14, 2011, the Company also entered into a nodes purchase agreement with AT&T, AT&T Mexico and Alfa, pursuant to which AT&T Mexico has agreed to purchase from the Company the telecommunications nodes and customer equipment (the “Nodes”) required for the provision of AT&T Global Services in Mexico (the “Nodes Purchase Agreement” and, together with the Equity Purchase Agreement, the “AT&T Transactions”).

Consummation of the AT&T Transactions is subject to customary conditions, including: (i) receipt of certain regulatory approvals; (ii) absence of any law or order prohibiting the closing of the transactions; (iii) subject to certain exceptions, the accuracy of representations and warranties; and (iv) payment of certain amounts due to AT&T and AT&T Mexico. The AT&T Transactions are expected to close in the second half of 2011.

Upon the consummation of the AT&T Transactions, (i) Alfa will own 100% of the Company equity interests, (ii) Alfa & AT&T Mexico will terminate the Joint Venture Agreement, and (iii) the Company and AT&T Mexico will enter into an Equipment Lease Agreement pursuant to which Alestra will lease from AT&T Mexico the Nodes required for the provision of AT&T Global Services in Mexico (the “Equipment Lease Agreement”) until December 31, 2012. The Equipment Lease Agreement is subject to early termination if AT&T Mexico acquires the necessary licenses and regulatory approvals to offer, directly and independently from the Company, AT&T Global Services within Mexico, prior to December 31, 2012.

Upon the termination of the Equipment Lease Agreement, (i) the Company and AT&T will terminate the AGN Agreement prior to its June 30, 2013 expiration date and (ii) the Company and AT&T Global Network Services Mexico S. de R.L. de C.V. (“AGNS Mexico”) will enter into several commercial agreements pursuant to which the Company will provide certain telecommunication services to AGNS Mexico.

After the termination of the AGN Agreement, following the consummation of the AT&T Transactions, the Company will no longer provide AT&T Global Services and will be required to cease using any of AT&T’s intellectual property.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Bernardo García Reynoso
Bernardo García Reynoso
Chief Financial and Administrative Officer

Date: May 31, 2011